Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

June 27, 2007

Dear Members:

We are pleased with today’s news that Institutional Shareholder Services, the leading independent proxy advisory firm, is supporting our strategic merger with the CME. We also appreciate the feedback we continue to receive and the support that many of you continue to voice on behalf of the CME/CBOT combination. We want to further emphasize what we believe is one of the most important considerations in this historic combination: integration and execution.

Products, trade processing and clearing, and market integrity are key elements to the success of any exchange. With your help and hard work, CBOT benchmark products are among the most liquid and desired exchange-listed contracts in the world. CME has built a world-class clearing operation and electronic trading platform that, when combined with CBOT, are second to none.

CME technology has the proven capabilities to flawlessly match your trades in milliseconds—even under the most volatile market conditions. It has the capacity to clear and twice daily mark-to-market nearly 25 million contracts a day as demonstrated on February 27, 2007, and to settle more than $50 billion in funds each night without so much as missing a payment or deadline.

In contrast, ICE operates a Web-based technology that, in our view, does not match CME Globex® in stability, functionality, speed or in its global distribution. Several large and experienced traders who use the ICE platform have recently made public comments supporting our views about the scalability and functionality of the ICE platform today. Failure to develop the capabilities that exist in both e-cbot and Globex can jeopardize the liquidity of our products.

Given this context, it is imperative that we fully understand what execution and integration risk means in specific terms:

•	We expect the cost of building out a new platform to be at least $45 million over two years which, at best, will only replicate the platform and functionality we have in place today.

•	Migration to a new and untested platform and the associated delays will in our view cause customer frustration.

•

We are deeply concerned over the substantial risk that the timeframe presents in terms of our competitive position, maintaining liquidity, and sustaining our growth through product development and innovation.

ICE has a limited track record and based on its experience with NYBOT and IPE we have good reason to be concerned. ICE’s claim that it is confident that it can integrate CBOT’s trading volumes into its platform is not, in our view, something you can take at face value.

ICE is untested in managing the significant increase in volume and replicating our functionality that would accompany a combination. To do so, ICE would have to: increase its clearing capacity from its normal daily transaction volume of 61,000 transactions with a peak of 106,000, vs. CBOT normal daily transaction volumes of 809,000 with a peak of 2,000,000 transactions. To handle our peak volumes, the scaling is approaching 20 times their proven capacity.

Recent history at ICE demonstrates the risk and complexity of quickly scaling a system. Since 2006, ICE has had eight platform outages that impacted its trading day and customers. We think you’ll agree that the risk to CBOT and our customers is too great for ICE to scale its system to handle CBOT volumes while developing and testing the functionality of algorithms, options, market maker and delta option protections.

We believe a CBOT/CME merger will create efficiencies and new trading opportunities that you can realize sooner, preserve and enhance the value of CBOT memberships, and create the strongest operational and financial position for long-term growth.

For these reasons and the other reasons described in our proxy materials for the special meetings, on behalf of the boards of CBOT Holdings, Inc. and CBOT, we urge you to vote FOR the merger with CME.

Sincerely,

/s/ Charles P. Carey	/s/ Bernard W. Dan
Charles P. Carey	Bernard W. Dan

IMPORTANT PROXY VOTING INFORMATION

How do I vote?

You may vote in advance of the meetings:

•	By mail — by completing, signing and dating the BLUE Member Proxy Card and the WHITE Stockholder Proxy Card we sent to you, and returning them in the postage-paid envelopes provided;

•	On line — by going to http://proxy.georgeson.com and following the steps described on that website to vote both your shares and your membership; or

•	By phone –

— To vote your shares — by calling 1-800-732-4052

— To vote your membership — by calling 1-800-786-8302

You will need information from the pre-printed WHITE (for shares) and BLUE (for memberships) proxy cards we sent you to vote on line or by phone.

Even if you plan on attending the meetings and voting in person, we encourage you to vote both your shares and your membership ahead of time by one of these methods to ensure your shares and membership are represented at the meetings.

Can I change my vote after I’ve voted?

Yes. You can change your vote at any time prior to the vote at the meetings. Your last vote is the vote that counts.

Do I have to vote as a member and as a stockholder?

Yes. If you are a B-1 or B-2 member and a stockholder, you have to vote your membership and your shares separately.

What if I have additional questions regarding how to vote?

If you have additional questions regarding how to vote your shares or membership, please contact Paul J. Draths, Vice President and Secretary, at 312-435-3605.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, dated June 5, 2007, and a proxy supplement, dated June 17, 2007 regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE PROXY SUPPLEMENT REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus and the proxy supplement as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the proxy supplement can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, the proxy supplement and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the joint proxy statement/prospectus, the proxy supplement and CBOT Holdings’ other filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which are available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT Holdings and CBOT undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.